Execution Version                                    Exhibit 4.10

MEMORANDUM OF AGREEMENT

Dated: 19 December 2014

Golar LNG 1460 Corporation, a company incorporated in the Marshall Islands, whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960, hereinafter called the "Sellers", have agreed to sell, and

PT Perusahaan Pelayaran Equinox, a limited liability company duly incorporated under the laws of Indonesia, and having its registered office at Globe Building 4th&5th Floors, Jl. Buncit Raya Kav. 31-33, Jakarta 12740, Indonesia, hereinafter called the "Buyers", have agreed to buy:

Name:                LNGC Golar Viking
IMO Number:             9256767
Classification Society/Class: DNV
Built:                 2005
By:                 Hyundai Heavy Industries, Republic of South Korea
Flag:                 Marshall Islands
Place of Registration :     Majuro
Call Sign:             V7GQ2
Grt/Nrt:             93,750/28,126 MT

hereinafter called the “Vessel”, on the following terms and conditions:

Definitions

"Banking Days" are days on which banks are open both in Indonesia, Singapore, United Kingdom, Marshall Islands, Bermuda and the United States of America, the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 11.

"Classification Society" or "Class" means the Society referred to above.

“Documents” means this Agreement

"Delivery Date" means the date upon which the Vessel is delivered to the Buyers hereunder, as evidenced by the protocol of delivery and acceptance duly executed by or on behalf of each of the Buyers and the Sellers.

"Deposit" means the deposit for the Purchase Price stipulated in Clause 2.

"Environmental Law" means any law relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.

"Environmentally Sensitive Material" means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"International Regulations" means, together:

(a)
the International Safety Management Code (including the guidelines on its implementation) ("ISM Code"), adopted by the International Maritime Organization Assembly as Resolutions A.741 (18) (as amended by MSCI04(73) and A.913(22) superseding Resolution A.788 (18), as the same may be amended, supplemented or superseded from time to time (and the terms "safety management system", "Safety Management Certificate" and "Document of Compliance" have the same meanings as are given to them in the ISM Code);

(b)
the International Ship and Port Facility Security Code constituted pursuant to resolution A.924(22) of the International Maritime Organization adopted by a Diplomatic conference of the IMO on Maritime Security on 13 December 2002 and now set out in Chapter XI-2 of the Safety of Life at Sea Convention (SOLAS) 1974 (as amended), as the same may be amended or supplemented from time to time;

(c)	Annex VI (Regulations for the Prevention of Air Pollution from Ships) to the International Convention for the Prevention of Pollution from Ships 1973 (as amended in 1978 and 1997); and

(d)	all other laws and regulations applicable to the Vessel, its ownership, operation and management, including but not limited to all Environmental Law.

1.	Purchase Price

US$ 135,000,000 (say United Stated Dollars One Hundred and Thirty Five Million Only)

2.	Deposit
As security for the correct fulfilment of this Agreement, the Buyers shall pay to the Sellers, free of any bank charges, a deposit of US$ 13,500,000 (say United Stated Dollars Thirteen Million Five Hundred Thousand Only) by not later than 10 (ten) Banking Days from the date of this Agreement.

3.	Payment

Any outstanding balance on the said Purchase Price shall be settled by the Buyers by not later than the Delivery Date or at another time as agreed by the Buyers and the Sellers.

4.	Inspections

The Buyers have inspected and accepted the Vessel and the Vessel's classification records, have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

5.	Notices, time and place of delivery

(a)
The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with prior notice of the estimated time of arrival at the intended place of delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(b)	The Vessel shall be delivered to, and taken over by, the Buyers on a strictly “AS IS WHERE IS” basis safely afloat at a safe and accessible berth or anchorage at/in Singapore, in the Sellers' option.

Expected time of delivery: 10 – 15 January 2015 or such other date to be determined by Sellers and notified by the Sellers to the Buyers.
Date of cancelling: 25 January 2015

(c)
If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 16 within 7 (seven) running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 (seven) running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in Clause 5 (b).

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 (a) and 5 (b) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 16 for the Vessel not being ready by the original cancelling date.

6.	Total Loss
Should the Vessel suffer a total loss prior to delivery of the Vessel to the Buyers, this Agreement shall thereafter be considered null and void,

7.	Dry-docking
The Vessel is to be delivered after completion of dry-docking and Special Survey with her Classification Certificates valid and without Recommendation. Buyers will be allowed full access to the Vessel during her dry-docking but always without interference or disruption to the works being carried out by Sellers.

8.	Spares/bunkers, etc.
All spare parts and spare equipment including provisions, remaining bunkers, unused lubricating oils and unused stores belonging to the Vessel shall be deemed to have been simultaneously delivered by the Sellers to the Buyers with the Vessel and at no extra cost to the Buyers.

9.	No Warranty
The Sellers make no representation or warranty, express or implied, as to title, seaworthiness, condition, design, operation or fitness for use of the Vessel or as to the eligibility of the Vessel for any particular trade or any other representation, or warranty whatsoever, express or implied, with respect to the Vessel. Acceptance by the Buyers of the Vessel under this Agreement shall be conclusive proof, as between the Sellers and the Buyers, that the Vessel is seaworthy, in good working order and repair and without defect or inherent vice in condition, design, operation or fitness for use, whether or not discoverable by the Buyers as of the date of such acceptance, and free and clear of all liens, charges and encumbrances.

10.	Representations and Warranties

(a)	The Sellers represent and warrant to the Buyers as follows:

(i)	The Sellers are duly incorporated and validly existing under the laws of the Marshall Islands;

(ii)
The Sellers have the corporate capacity, and have taken all corporate action and obtained all consents necessary for it to execute the Documents to which it is a party and to sell the Vessel and that all such consents remain in force and nothing has occurred which makes any of them liable to revocation;

(iii)
Each of the Documents to which the Sellers is a party constitutes the legal, valid and binding obligations of the Sellers enforceable against them in accordance with their respective terms, subject to any relevant insolvency laws affecting creditors' rights generally;

(iv)
the execution by the Sellers of the Documents to which they are a party and their compliance with the terms of such Documents will not involve or lead to a contravention of any applicable or relevant law or regulation, the constitutional documents of the Sellers or any contractual or other obligation or restriction which is binding on the Sellers or any of their assets;

(v)
no legal or administrative action involving the Sellers (including action relating to any alleged or actual breach of the International Regulations) has been commenced or taken or, to the Sellers knowledge, is likely to be commenced or taken (other than as disclosed in writing to the Buyers) which would affect its ability to perform its obligations under this

Agreement or is otherwise material in the context of the sale and purchase of the Vessel pursuant to this Agreement; and

(vi) prior to the transfer of title of the Vessel to the Buyers, the Sellers have good right and title to, and full power to sell, the Vessel and the Sellers have not entered into any agreement to sell, or granted a power of attorney or other interest in the Vessel to any person other than the Buyers.

(b)	The Buyers represent and warrant to the Sellers as follows:

(i)	the Buyers are duly incorporated and validly existing under the laws of Indonesia;

(ii)
The Buyers have the corporate capacity, and have taken all corporate action and obtained all consents necessary for it to execute the Documents and to purchase and to pay for the Vessel and to register the Vessel in its name under Indonesian flag and to make all the payments contemplated by, and to comply with, the Documents, and that all such consents remain in force and nothing has occurred which makes any of them liable to revocation;

(iii)
each of the Documents constitutes the legal, valid and binding obligations of the Buyers enforceable against it in accordance with their respective terms, subject to any relevant insolvency laws affecting creditors' rights generally;

(iv)
the execution by the Buyers of the Documents to which it is a party and their compliance with the terms of such Documents will not involve or lead to a contravention of any applicable or relevant law or regulation, the constitutional documents of the Buyers or any contractual or other obligation or restriction which is binding on the Buyers or any of their assets;

(v)
all payments which the Buyers are liable to make under the Documents to which they are a party may be made without deduction or withholding for or on account of any tax payable under any law of Indonesia;

(vi)
no legal or administrative action involving the Buyers (including action relating to any alleged or actual breach of the International Regulations) have been commenced or taken or, to the Buyers' knowledge, is likely to be commenced or taken (other than as disclosed in writing to the Sellers); and

(vii)	all requirements of international laws and regulations as they relate to the Buyers have been complied with.

11.	Documentation

(a)	The place of closing: Singapore

(b)	Unless otherwise agreed by the Sellers, the Sellers shall not be obliged to deliver the Vessel to the Buyers unless and until it has received:

(i)	from the Buyers:

(A)
certified true copies of corporate resolutions and/or authorizations from the Buyers, each duly notarized by an Indonesian notary and constitutional documents of the Buyers in a form to the satisfaction of the Sellers and their Indonesian legal counsel, duly authorizing execution of the Documents to which the Buyers is a party and if necessary, an original of any power of attorney pursuant to which any Document is signed by the Buyers, each duly notarized by an Indonesian notary;

(B)
copies of any consents, licenses, approvals or registrations required by the Buyers including SURAT IZIN USAHA PERUSAHAAN ANGKUTAN LAUT (SIUPAL) to perform its obligations under the Documents and to enable it to operate as a shipping company;

(C)
certified true copies of each of the Documents together with any documents or other notices required thereunder and documentary evidence satisfactory to the Sellers that each of the Documents is in full force and effect;

(ii)	Documentary evidence satisfactory to the Sellers that:

immediately upon delivery to and acceptance by the Buyers of the Vessel under this Agreement, the Vessel will be definitively and provisionally registered    in the name of the Buyers under the Indonesian flag, including seaworthiness    certificate from the Indonesian authorities; and

(iii)	Certified English translations of any documents which the Sellers may require.

(c)
At the time of delivery the Buyers and Sellers shall sign and deliver to each other a protocol of delivery and acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

(d)     At the time of delivery the Sellers shall hand to the Buyers:

(i)
the classification certificate(s) as well as all plans and other certificates which are on board the Vessel at the time of delivery unless the Sellers are required to retain the same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of the same;

(ii)
a legal Bill of Sale in a form recordable in Indonesia, evidencing the transfer of the whole title, ownership and interests in the Vessel to the Buyers and stating the sale price of the Vessel, duly notarized and, if required by the laws of Indonesia, legalized.

(e) If the Sellers, at their absolute discretion, permit the Vessel to be delivered to the Buyers before certain of the conditions referred to in Clause 11(b) are satisfied, the Buyers shall use best endeavors to satisfy any such condition(s) as soon as practicable after the Delivery Date or within such other period as the Sellers may specify in writing.

12.	Taxes, etc.
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

13.	Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers and shall be delivered and taken over on a strictly “AS IS WHERE IS” basis as she was at the date of this Agreement but after dry docking and completion of Special Survey. However, the Vessel shall be delivered with her classification certificates and national certificates, as well as all other certificates the Vessel has on board at the time of delivery valid for a period of 12 months and without recommendation.

14.	Buyers' default

(a)
Should the Deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest there on.

(b)
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the Deposit shall be returned to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

15.	Sellers default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(a) or fail to be ready to validly complete a legal transfer by the cancelling date stipulated in Clause 5(b) or Clause 5(c), as the case may be, the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 (three) Banking Days after Notice of Readiness has been given, to make arrangements for the documentation set out in Clause 11 to be provided. If after Notice of Readiness has been given, but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in Clause 5(b) and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the Deposit together with interest earned shall be released to them immediately. Should the Sellers fail to give Notice of Readiness by the cancelling date stipulated in Clause 5(b) or Clause 5(c), as the case may be, or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

16.	Buyers' representatives
After this Agreement has been signed by both parties and the Deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense. These representatives are on board for the purpose of familiarization and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.

17.	Law

(a)	This Agreement shall be governed by and construed and relations between the parties determined in accordance with the laws of England.

(b) Any dispute arising out of or in connection with this Agreement including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Singapore in accordance with the arbitration rules of the Singapore International Arbitration Centre ("SIAC") for the time being in force, which rules are deemed to be incorporated by reference in this clause. Notwithstanding the provisions of Rules 5.1 and 5.2 of the SIAC Rules, the parties hereby expressly agree that either party may, in its sole and unfettered discretion and irrespective of the amount claimed, elect to have any arbitral proceedings commenced pursuant to this clause conducted in accordance with the procedure set out in Rule 5.2, sub-paragraphs 5.2(a) to 5.2(e) of the SIAC Rules (the "Expedited Procedure"), If either party elects to adopt the Expedited Procedure as provided for above, the other party shall be irrevocably deemed to have agreed to the Expedited Procedure pursuant to Rule 5.1(b) of the SIAC Rules and shall be deemed to have waived any and all rights to object to the conduct of the arbitral proceedings in accordance with the Expedited Procedure. The tribunal shall consist of 1 (one) arbitrator to be appointed by the chairman of the SIAC without limiting the right of the Sellers to file a claim in the jurisdiction of the Buyers.

(c) The language of the arbitration shall be English, and any disputes arising out of any of the other Documents may be consolidated with any arbitration proceedings related to this Agreement.

18.	Governing Language

This Agreement has been negotiated and agreed in the English language which shall be the governing and determining language of and in respect of this Agreement for all purposes, notwithstanding that it may be translated into any other language for any reason. In the absence of a Bahasa Indonesia version, the parties hereby disclaim any benefit from, or any right to cancel or declare this Agreement null and void because of, the absence of a Bahasa Indonesia version pursuant to the Indonesian Law No.24 of 2009 regarding the Flag, Language, State Symbol and National Anthem. PT Perusahaan Pelayaran Equinox telah mengambil semua langkah yang diperlukan baginya untuk memahami dan menyetujui sepenuhnya isi Perjanjian ini dan konsekuensi-konsekuensinya.

Signed for and on behalf of the Buyers	Signed for and on behalf of the Sellers

/s/ Sanggam P Name: Sanggam P Title: President Director Date: 19 December 2014	/s/ Pernille Noraas Name: Pernille Noraas Title: Attorney-In-Fact Date: 19 December 2014